UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Reghitto, William M
   State Street Corporation
   225 Franklin Street
   Boston, MA  02110
2. Issuer Name and Ticker or Trading Symbol
   State Street Corporation
   STT
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/31/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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Common Stock                 |12/1/9|F   |1,062             |D  |68.6875    |                   |      |                           |
                             |8     |    |                  |   |           |                   |      |                           |
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Common Stock                 |12/31/|G*  |1,080             |D  |           |8,168              |D     |                           |
                             |98    |    |                  |   |           |                   |      |                           |
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Common Stock                 |12/31/|G*  |540               |A  |           |612**              |I     |***                        |
                             |98    |    |                  |   |           |                   |      |                           |
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                             |      |    |                  |   |           |10,502****         |I     |401(k) Plan                |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Employee Stock Option (r|67.4375 |12/17|A***|27,500     |A  |12/17|12/16|Common Stock|27,500 |       |27,500      |D  |            |
ight to buy)            |        |/98  |**  |           |   |/99- |/08  |            |       |       |            |   |            |
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                        |        |     |    |           |   |12/17|     |            |       |       |            |   |            |
                        |        |     |    |           |   |/01  |     |            |       |       |            |   |            |
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Employee Stock Option (r|10.3594 |2/21/|    |           |   |2/20/|2/20/|Common Stock|2,412  |       |            |   |            |
ight to buy)            |        |91   |    |           |   |96   |01   |            |       |       |            |   |            |
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Employee Stock Option (r|16.125  |2/20/|    |           |   |2/19/|2/19/|Common Stock|3,160  |       |            |   |            |
ight to buy)            |        |92   |    |           |   |97   |02   |            |       |       |            |   |            |
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Employee Stock Option (r|22.6563 |2/18/|    |           |   |2/17/|2/17/|Common Stock|2,648  |       |            |   |            |
ight to buy)            |        |93   |    |           |   |98   |03   |            |       |       |            |   |            |
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Employee Stock Option (r|18.625  |2/17/|    |           |   |2/16/|2/16/|Common Stock|4,026  |       |            |   |            |
ight to buy)            |        |94   |    |           |   |99   |04   |            |       |       |            |   |            |
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Employee Stock Option (r|14.4688 |12/15|    |           |   |12/31|12/14|Common Stock|70,000 |       |            |   |            |
ight to buy)            |        |/94  |    |           |   |/95- |/04  |            |       |       |            |   |            |
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                        |        |     |    |           |   |12/31|     |            |       |       |            |   |            |
                        |        |     |    |           |   |/99  |     |            |       |       |            |   |            |
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Employee Stock Option (r|16.250  |2/16/|    |           |   |2/15/|2/15/|Common Stock|4,922  |       |            |   |            |
ight to buy)            |        |95   |    |           |   |00   |05   |            |       |       |            |   |            |
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     (CONTINUED ON NEXT |        |     |    |           |   |     |     |            |       |       |            |   |            |
PAGE)                   |        |     |    |           |   |     |     |            |       |       |            |   |            |
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Employee Stock Option (r|31.750  |12/19|    |           |   |12/19|12/18|Common Stock|64,000 |       |            |   |            |
ight to buy)            |        |/96  |    |           |   |/97- |/06  |            |       |       |            |   |            |
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                        |        |     |    |           |   |12/19|     |            |       |       |            |   |            |
                        |        |     |    |           |   |/99  |     |            |       |       |            |   |            |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
     *Shares transferred to members of Mr. Reghitto's family.
   **The reporting person no longer has a reportable beneficial interest in 72 shares of State Street Corporation common stock owned by his children and included in the reporting person's prior ownership.
  ***Shares held by members of Mr. Reghitto's family with respect to which Mr. Reghitto disclaims beneficial ownership.
 ****As of last plan statement. The plan accounts for interests in units of shares and a small amount of cash. As a result the number of underlying shares may fluctuate from time to time.
*****Employee stock option granted pursuant to State Street Corporation 1997 Equity Incentive Plan exercisable in 33 1/3% installments over a 3-year period commencing December 17,
1999.
SIGNATURE OF REPORTING PERSON
/s/William M. Reghitto
DATE
1/13/99